UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CONSTRUCTION PARTNERS, INC.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

21044C107

(CUSIP Number)

Ned N. Fleming, IV

5420 LBJ Freeway, Suite 1000

Dallas, TX 75240

with a copy to:

Greg R. Samuel

Rosebud Nau

Haynes and Boone, LLP

2801 N. Harwood Street, Suite 2300

Dallas, Texas 75201

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21044C107

1.	Names of Reporting Person Ned N. Fleming, IV
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 486,707(1) (See Item 4)
	9.	Sole Dispositive Power 322,146(1) (See Item 4)
	10.	Shared Dispositive Power 134,582(1) (See Item 4)

11.	Aggregate Amount Beneficially Owned by the Reporting Person 486,707(1) (See Item 4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1%(2) (See Item 4)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes (i) 33,382 shares of Class A common stock, $0.001 par value per share (“Class A Common Stock”), of Construction Partners, Inc. (the “Issuer”) held by Ned N. Fleming, IV, 29,979 of which are unvested restricted shares of Class A Common Stock and, as a result, Ned N. Fleming, IV has the right to vote, but not to dispose or direct the disposition of, such shares, (ii) 77,735 shares of Class A Common Stock issuable upon the conversion of 77,735 shares of Class B common stock, $0.001 par value per share (“Class B Common Stock”), of the Issuer held by Ned N. Fleming, IV, (iii) 241,008 shares of Class A Common Stock issuable upon the conversion of 241,008 shares of Class B Common Stock held by the Ned N. Fleming, IV 2013 Trust and (iv) 134,582 shares of Class A Common Stock issuable upon the conversion of 134,582 shares of Class B Common Stock held by a limited liability company for which Ned N. Fleming, IV serves as co-manager, and, in such capacity, shares the power to vote and direct the disposition such shares.

(2)

Calculated based on (i) 43,828,855 shares of Class A Common Stock of the Issuer outstanding as of May 8, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, that was filed by the Issuer with the Securities and Exchange Commission on May 10, 2024 and (ii) an aggregate of 453,325 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock, which are convertible within sixty (60) days of this Schedule 13D.

CUSIP No. 21044C107

1.	Names of Reporting Person Ned N. Fleming, IV 2013 Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 241,008(1) (See Item 4)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 241,008(1) (See Item 4)

11.	Aggregate Amount Beneficially Owned by the Reporting Person 241,008(1) (See Item 4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%(2) (See Item 4)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents shares of Class A Common Stock issuable upon the conversion of 241,008 shares of Class B Common Stock of the Issuer held by the Ned N. Fleming, IV 2013 Trust.
(2)

Calculated based on (i) 43,828,855 shares of Class A Common Stock of the Issuer outstanding as of May 10, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, that was filed by the Issuer with the Securities and Exchange Commission on May 10, 2024 and (ii) an aggregate of 241,008 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock, which are convertible within sixty (60) days of this Schedule 13D.

The following constitutes the Schedule 13D (the “Schedule 13D” or the “Statement”) filed by the undersigned.

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to shares of Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of Construction Partners, Inc. (the “Issuer”). This Amendment amends the Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) by Ned N. Fleming, IV and the Ned N. Fleming, IV 2013 Trust (the “Trust” and together with Mr. Fleming, the “Reporting Persons”) by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the SEC.

Item 3. Source and Amount of Funds or other Consideration

Item 3 is hereby amended and supplemented as follows:

“On August 11, 2020, a limited liability company for which Ned N. Fleming, IV serves as co-manager, and, in such capacity, shares the power to vote and direct the disposition such shares, acquired 134,582 shares of Class B Common Stock.

On December 29, 2021, Mr. Fleming received a grant of 2,625 PSUs. The performance criteria for such PSUs were partially met, which resulted in the issuance of 2,264 shares of Class A Common Stock on December 13, 2023, of which 667 shares were subsequently surrendered to the Issuer to satisfy tax withholding obligations upon vesting of the PSUs.

On December 13, 2023, Mr. Fleming received a grant of 503 restricted shares of Class A Common Stock, all of which vested upon issuance, and 149 of which were subsequently surrendered to the Issuer to satisfy tax withholding obligations upon vesting of such shares.

On December 13, 2023, Mr. Fleming received a grant of 1,218 restricted shares of Class A Common Stock. The shares of Class A Common Stock vest in one-fourth installments on each of September 30, 2024, 2025, 2026 and 2027. The information set forth in Item 4 of this Amendment is incorporated by reference in this Item 3.”

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

“The information set forth in Item 3 of this Amendment is incorporated by reference in this Item 4.

On May 22, 2024, the Issuer entered into an Exchange Agreement (the “Exchange Agreement”), by and among the Issuer, Ned N. Fleming, III, Fred J. (Jule) Smith, III, the Fleming Family Management Trust (the “Fleming Family Trust”), the Michael H. McKay Trust dated April 1, 2008 (the “McKay Trust”), Mr. Fleming, SunTx Capital Partners II, LP (“SunTx Partners II”), SunTx Capital Partners II Dutch Investors, LP (“SunTx Partners Dutch LP”) and Grace, Ltd., pursuant to which the foregoing parties consummated the following transactions (collectively, the “Exchanges”): (i) Ned N. Fleming, III exchanged 142,907 shares of Class A Common Stock with the Issuer for 142,907 newly issued shares of Class B Common Stock; (ii) Fred J. (Jule) Smith, III exchanged 28,343 shares of Class A Common Stock with the Issuer for 28,343 newly issued shares of Class B Common Stock; (iii) the Fleming Family Trust exchanged 4,000 shares of Class A Common Stock with the Issuer for 4,000 newly issued shares of Class B Common Stock; (iv) the McKay Trust exchanged 33,099 shares of Class A Common Stock with the Issuer for 33,099 newly issued shares of Class B Common Stock; (v) Mr. Fleming exchanged 1,545 shares of Class A Common Stock with the Issuer for 1,545 newly issued shares of Class B Common Stock; (vi) SunTx Partners II exchanged 26,607 shares of Class A Common Stock with the Issuer for 26,607 newly issued shares of Class B Common Stock; (vii) SunTx Partners Dutch LP exchanged 13,499 shares of Class A Common Stock with the Issuer for 13,499 newly issued shares of Class B Common Stock and (viii) Grace, Ltd. exchanged 250,000 shares of Class B Common Stock with the Issuer for 250,000 newly issued shares of Class A Common Stock.

Following the completion of the Exchanges, the total number of shares of Class A Common Stock and total number of shares of Class B Common Stock outstanding were the same as immediately prior to the Exchanges. The shares of Class A Common Stock and Class B Common Stock issued in the Exchanges were issued to existing holders of the Issuer’s Class A Common Stock and Class B Common Stock without commission or additional consideration in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act. The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by the full text of the Exchange Agreement, a copy of which is attached hereto as Exhibit 99.6 and is incorporated by reference herein.”

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

“The information contained in rows 7, 8, 9, 10, 11, and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2 and 4 of this Schedule 13D is incorporated by reference in its entirety in this Item 5.

(a)-(b)

By virtue of the Voting Agreement described in Item 4 of this Schedule 13D and the obligations and rights thereunder, the Reporting Persons acknowledge and agree that they are acting as a “group” with SunTx and its affiliates within the meaning of Section 13(d) of the Act. Based in part on information provided by or on behalf of the Issuer, as of May 22, 2024, such a “group” would be deemed to beneficially own 7,583,751 shares of Class A Common Stock (including 7,152,781 shares of Class A Common Stock issuable upon conversion of the same number of shares of Class B Common Stock), representing 14.9% of the total number of shares of Class A Common Stock outstanding, or 53.8% of the total voting power of the Issuer, based on (i) 43,828,855 shares of Class A Common Stock outstanding and (ii) an aggregate of 7,152,781 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock. Holders of Class B Common Stock are entitled to ten (10) votes per share, compared to one (1) vote per share of Class A Common Stock, with respect to all matters on which common stockholders of the Issuer generally are entitled to vote. The Reporting Persons expressly disclaim beneficial ownership over any shares of Class B Common Stock of the Issuer that they may be deemed to beneficially own solely by reason of the Voting Agreement.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement that are held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

(c)	Transactions in Class A Common Stock that were effected by the Reporting Persons during the past 60 days are described below:

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share	Description of Transaction
05/22/2024	Ned N. Fleming, IV	1,545 shares of Class B Common Stock	1,545 shares of Class A Common Stock	—	Exchange transaction with the Issuer.

(d)	Not applicable.

(e)	Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

“All of the information set forth in Items 3, 4, and 5 of this Amendment is hereby incorporated herein by reference in this Item 6.”

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on August 11, 2023).

99.2	Voting Agreement dated August 1, 2023, by and among Ned N. Fleming, IV, Ned N. Fleming, IV 2013 Trust, SunTx Capital Management Corp. and SunTx Capital II Management Corp. (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by the Reporting Persons on August 11, 2023).

99.3	Form of Restricted Stock Award under the Construction Partners, Inc. 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 (File No. 333-224174) filed on April 6, 2018).

99.4	Form of Performance Stock Unit Award Agreement under the Construction Partners, Inc. 2018 Equity Incentive Plan (Revenue Growth Rate and ROCE Vesting Criteria) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-38479) filed on January 5, 2022).

99.5	Form of Performance Stock Unit Award Agreement under the Construction Partners, Inc. 2018 Equity Incentive Plan (Revenue Growth Rate and Adjusted EBITDA Margin Vesting Criteria) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-38479) filed on November 9, 2022).

99.6	Exchange Agreement, dated May 22, 2024, by and among Construction Partners, Inc., Ned N. Fleming, III, Fred J. (Jule) Smith, III, The Fleming Family Management Trust, The Michael H. McKay Trust dated April 1, 2008, Ned N. Fleming, IV, SunTx Capital Partners II, LP, SunTx Capital Partners II Dutch Investors, LP and Grace, Ltd. (filed herewith).”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2024

/s/ Ned N. Fleming, IV
NED N. FLEMING, IV

NED N. FLEMING, IV 2013 TRUST

By:	/s/ Ned N. Fleming, IV
Name:	Ned N. Fleming, IV
Title:	Trustee